Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy, ITC File for Transmission Spin-off, Merger Approval with FERC

Entergy Corporation and ITC Holdings Corp. filed a joint application Sept. 24 with the Federal Energy Regulatory Commission seeking approval for the companies’ spin-off and merger of the Entergy transmission business.

The transaction has now been filed with three regulators, including the Louisiana Public Service Commission and the New Orleans City Council.

“The spin-off and merger transaction is designed to create benefits for our customers, our communities and our region,” said Theo Bunting, Entergy’s group president of utility operations. “With an independent transmission company owning the transmission business, we’ll see greater capacity for investment, singular focus and excellence in operations.”

Joe Welch, ITC chairman, president and chief executive officer, agreed.

“Moving the Entergy transmission businesses into ITC’s independent model supports FERC’s vision of an efficient, inter-regional, high-performance grid – one that delivers diverse, reliable and competitively priced supplies of electricity,” he said.

Significant planning and implementation work is under way between the two companies to ready the transmission business for the spin-off and merger, which is anticipated to take place in 2013 once all regulatory approvals and other closing conditions are met. Entergy and ITC initiated the multistate and federal regulatory process with a joint application filing with the Louisiana Public Service Commission Sept. 5 and the New Orleans City Council Sept. 12. Remaining filings will be completed this year in Arkansas, Mississippi, Missouri and Texas.

Rationale and Results

The need for more infrastructure investment is among the many challenges confronting the U.S. electric industry. This transaction addresses these challenges and produces numerous benefits, including:

Independent model – Customers and other stakeholders will benefit from ITC’s proven independent business model for owning and operating transmission systems.

Singular focus – Transaction results in two companies that are more specialized and focused – ITC on transmission and Entergy on generation and distribution.

Wholesale markets and a regional planning view – Transaction facilitates infrastructure investment and builds upon the benefits of the wholesale market.

Financial strength and flexibility – Transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements of today and in the future.

Employees can learn more about the transaction on the transmission merger intranet page.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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